The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

02028141

March 28, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding a Change in the Board of Directors

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By /s/ Naoya Takeuchi

Name : Naoya Takeuchi
Title: Joint General Manager

02 APR -1 AM 8: 11

March 28, 2002

The Sumitomo Trust & Banking Co., Ltd.

Notice Regarding a Change in the Board of Directors

The Sumitomo Trust & Banking Co., Ltd. hereby announces a change in the Board of Directors as described below.

Retiring Director

Name: Koji Iio

Current Title: Representative Director, Deputy President & Executive Officer

Name: Noriyuki Shoyama

Current Title: Director, Managing Executive Officer

Name: Yoji Yoshimura

Current Title: Director, Managing Executive Officer

Date of Retirement: March 31, 2002

Newly Appointed Representative Director

Name: Eiichi Tanabe

New Title: Representative Director, Senior Executive Officer

Current Title: Director, Managing Executive Officer

Date of Appointment: April 1, 2002

*The above change was approved at the Board Meeting held on March 26, 2002.

For further information, please contact

Koichi Onaka, Senior Manager, IR Office, Financial Management Dept.

Telephone: +81-3-3286-8354 Facsimile: +81-3-3286-4654